UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)1


                              KENETECH CORPORATION
- - -------------------------------------------------------------------------------
                                (Name of issuer)

                        8.25% CONVERTIBLE PREFERRED STOCK
- - -------------------------------------------------------------------------------
                         (Title of class of securities)

                                    488878307
- - -------------------------------------------------------------------------------
                                 (CUSIP number)

                                 Judy K. Mencher
                           DDJ Capital Management, LLC
                           141 Linden Street, Suite 4
                               Wellesley, MA 02181
- - -------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                  June 28, 1996
- - -------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

- - --------
    1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
- - -------------------------------------------------------------------------------

CUSIP Nos. 488878307                                        Page 2 of 12 Pages
- - -------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           DDJ Capital Management, LLC
           04-3300754
- - -------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                           SEE ITEM #5   (b) [ ]

- - -------------------------------------------------------------------------------

    3      SEC USE ONLY

- - -------------------------------------------------------------------------------

    4      SOURCE OF FUNDS*
                   WC

- - -------------------------------------------------------------------------------

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)
                                                                            [ ]

- - -------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   COMMONWEALTH OF MASSACHUSETTS

- - -------------------------------------------------------------------------------

    NUMBER OF        7   SOLE VOTING POWER

      SHARES             465,000
                    -----------------------------------------------------------
   BENEFICIALLY
                     8   SHARED VOTING POWER
  OWNED BY EACH
                    -----------------------------------------------------------
    REPORTING
                      9   SOLE DISPOSITIVE POWER
      PERSON
                          465,000
       WITH
- - -------------------------------------------------------------------------------

                    10   SHARED DISPOSITIVE POWER


- - -------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   465,000

- - -------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]


- - -------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   9.07%
- - -------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON *

                    00

- - -------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
- - -------------------------------------------------------------------------------

CUSIP Nos. 488878307                                         Page 3 of 12 Pages
- - -------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           DDJ Overseas Corp.
           98-0151108
- - -------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                           SEE ITEM #5   (b) [ [

- - -------------------------------------------------------------------------------

    3      SEC USE ONLY

- - -------------------------------------------------------------------------------

    4      SOURCE OF FUNDS*
                   WC

- - -------------------------------------------------------------------------------

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)
                                                                            [ ]

- - -------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   COMMONWEALTH OF MASSACHUSETTS

- - -------------------------------------------------------------------------------

    NUMBER OF         7   SOLE VOTING POWER

      SHARES              433,750

   BENEFICIALLY      ----------------------------------------------------------
                      8   SHARED VOTING POWER
  OWNED BY EACH
                     ----------------------------------------------------------
    REPORTING
                      9   SOLE DISPOSITIVE POWER
      PERSON
                          433,750
       WITH          ----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

- - -------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   433,750

- - -------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]


- - -------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   8.46%
- - -------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON *

                    00

- - -------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
- - -------------------------------------------------------------------------------

CUSIP Nos. 488878307                                         Page 4 of 12 Pages
- - -------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           DDJ Galileo, LLC
           04-3304422
- - -------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X}
                                                             SEE ITEM #5 (b) [ ]

- - -------------------------------------------------------------------------------

    3      SEC USE ONLY

- - -------------------------------------------------------------------------------

    4      SOURCE OF FUNDS*
                   WC

- - -------------------------------------------------------------------------------

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [ ]

- - -------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   COMMONWEALTH OF MASSACHUSETTS

- - -------------------------------------------------------------------------------

    NUMBER OF        7   SOLE VOTING POWER

      SHARES             433,750
                    -----------------------------------------------------------
   BENEFICIALLY
                     8   SHARED VOTING POWER

  OWNED BY EACH     -----------------------------------------------------------

    REPORTING        9   SOLE DISPOSITIVE POWER

      PERSON             433,750
                    -----------------------------------------------------------
       WITH
                    10   SHARED DISPOSITIVE POWER

- - -------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   433,750

- - -------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]


- - -------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   8.46%
- - -------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON *

                    00

- - -------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
- - -------------------------------------------------------------------------------

CUSIP Nos. 488878307                                         Page 5 of 12 Pages
- - -------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           DDJ Galileo Management, LLC
           04-3304416
- - -------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                           SEE ITEM #5   (b) [ ]

- - -------------------------------------------------------------------------------

    3      SEC USE ONLY

- - -------------------------------------------------------------------------------

    4      SOURCE OF FUNDS*
                   WC

- - -------------------------------------------------------------------------------

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [ ]

- - -------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   COMMONWEALTH OF MASSACHUSETTS

- - -------------------------------------------------------------------------------

    NUMBER OF        7   SOLE VOTING POWER

      SHARES             433,750
                    -----------------------------------------------------------
   BENEFICIALLY      8   SHARED VOTING POWER

  OWNED BY EACH     -----------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER
    REPORTING
                         433,750
      PERSON
                    -----------------------------------------------------------
       WITH
                    10   SHARED DISPOSITIVE POWER

- - -------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   433,750

- - -------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]


- - -------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   8.46%
- - -------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON *

                    00

- - -------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
- - -------------------------------------------------------------------------------

CUSIP Nos. 488878307                                         Page 6 of 12 Pages
- - -------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Copernicus Fund, L.P.
           04-3193825
- - -------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                           SEE ITEM #5   (b) [ ]

- - -------------------------------------------------------------------------------

    3      SEC USE ONLY

- - -------------------------------------------------------------------------------

    4      SOURCE OF FUNDS*
                   WC

- - -------------------------------------------------------------------------------

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [ ]

- - -------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   COMMONWEALTH OF MASSACHUSETTS

- - -------------------------------------------------------------------------------

    NUMBER OF        7   SOLE VOTING POWER

      SHARES             31,250
                    -----------------------------------------------------------
   BENEFICIALLY
                     8   SHARED VOTING POWER
  OWNED BY EACH
                    -----------------------------------------------------------
    REPORTING
                     9   SOLE DISPOSITIVE POWER
      PERSON
                         31,250
       WITH         -----------------------------------------------------------

                    10   SHARED DISPOSITIVE POWER

- - -------------------------------------------------------------------------------

                     8   SHARED VOTING POWER


- - -------------------------------------------------------------------------------

                     9   SOLE DISPOSITIVE POWER

                         31,250

- - -------------------------------------------------------------------------------

                    10   SHARED DISPOSITIVE POWER


- - -------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   31,250

- - -------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]


- - -------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0.61%
- - -------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON *

                    00

- - -------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
- - -------------------------------------------------------------------------------

CUSIP Nos. 488878307                                         Page 7 of 12 Pages
- - -------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           DDJ Copernicus, LLC
           04-3304417
- - -------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                           SEE ITEM #5   (b) [ ]

- - -------------------------------------------------------------------------------

    3      SEC USE ONLY

- - -------------------------------------------------------------------------------

    4      SOURCE OF FUNDS*
                   WC

- - -------------------------------------------------------------------------------

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [ ]

- - -------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   COMMONWEALTH OF MASSACHUSETTS

- - -------------------------------------------------------------------------------

    NUMBER OF        7   SOLE VOTING POWER

      SHARES             31,250
                    -----------------------------------------------------------
   BENEFICIALLY
                     8   SHARED VOTING POWER
  OWNED BY EACH
                    -----------------------------------------------------------
    REPORTING
                     9   SOLE DISPOSITIVE POWER
      PERSON
                         31,250
       WITH         -----------------------------------------------------------

                    10   SHARED DISPOSITIVE POWER

- - -------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   31,250

- - -------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]


- - -------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0.61%
- - -------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON *

                    00

- - -------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
- - -------------------------------------------------------------------------------

CUSIP Nos. 488878307                                        Page 8 of 12 Pages
- - -------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           DDJ Copernicus Management, LLC
           04-3304419
- - -------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                           SEE ITEM #5   (b) [ ]

- - -------------------------------------------------------------------------------

    3      SEC USE ONLY

- - -------------------------------------------------------------------------------

    4      SOURCE OF FUNDS*
                   WC

- - -------------------------------------------------------------------------------

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [ ]

- - -------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   COMMONWEALTH OF MASSACHUSETTS

- - -------------------------------------------------------------------------------

    NUMBER OF        7   SOLE VOTING POWER

      SHARES             31,250
                    -----------------------------------------------------------
   BENEFICIALLY
                     8   SHARED VOTING POWER
  OWNED BY EACH
                    -----------------------------------------------------------
    REPORTING
                     9   SOLE DISPOSITIVE POWER
      PERSON
                         31,250
       WITH         -----------------------------------------------------------

                    10   SHARED DISPOSITIVE POWER

- - -------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   31,250

- - -------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]

- - -------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0.61%
- - -------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON *

                    00

- - -------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  488878307                                         Page 9 of 12 Pages
- - -------------------------------------------------------------------------------


Item 1.  Security and Issuer.

        This statement relates to shares of the 8.25% Convertible Preferred Stock (the "Shares") of Kenetech Corporation (the "Company@). The principal executive offices of the Company are located at 500 Sansome Street, San Francisco, California 94111.

Item 2.  Identity and Background.

        This statement is being filed jointly by DDJ Capital Management, LLC ("DDJ"), a Massachusetts limited liability company, DDJ Overseas Corp., a Cayman Islands corporation, DDJ Galileo, LLC, a Massachusetts limited liability company, DDJ Galileo Management, LLC, a Massachusetts limited liability company and The Copernicus Fund, L.P., a Massachusetts limited partnership, DDJ Copernicus, LLC and DDJ Copernicus Management, LLC. Each of the aformentioned entities shall be collectively referred to as the "DDJ Affiliates." DDJ Copernicus, LLC is the general partner of, and DDJ Copernicus Management, LLC is the investment manager for, The Copernicus Fund, L.P. DDJ Galileo, LLC owns all of the voting securities of DDJ Overseas Corp. DDJ Galileo Management, LLC is the investment manager for DDJ Overseas Corp. DDJ provides administrative services to the DDJ Affiliates.

        On the various dates set forth on the attached Schedule B, two funds, DDJ Overseas Corp. and The Copernicus Fund, L.P. (jointly, the "Funds") purchased Shares. The principal offices of each of DDJ and the DDJ Affiliates are located at 141 Linden Street, Suite 4, Wellesley, Massachusetts 02181.

        The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and members of DDJ and each of the DDJ Affiliates are set forth in Schedule A hereto.

        Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

        The Shares to which this statement relates are owned directly by one or both of the Funds.

Item 3.  Source and Amount of Funds or Other Consideration.

        The Funds purchased an aggregate of 465,000 Shares for cash in the amount of approximately $288,715.01. The Shares were acquired with working capital of the Funds.

                                  SCHEDULE 13D

CUSIP No.  488878307                                        Page 10 of 12 Pages
- - -------------------------------------------------------------------------------

Item 4.  Purpose of Transaction.

        The Shares were purchased in order to acquire an equity interest in the Company in pursuit of specified investment objectives established by the investors in the Funds. The DDJ Affiliates may continue to have the Funds purchase Shares subject to a number of factors, including, among others, the availability of Shares for sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Funds.

        The DDJ Affiliates intend to review continuously the equity position of the Funds in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, the DDJ Affiliates may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

        None of the DDJ Affiliates has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets of or involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or bylaws, (v) the Company's Shares becoming eligible for termination of their registration pursuant to Section 12(g)(4) of the 1934 Act, or (vi) any similar action.

Item 5.  Interest in Securities of Issuer.

        (a) DDJ Overseas Corp. owns, and DDJ Galileo, LLC and DDJ Galileo Management, LLC beneficially own, as majority shareholder and investment manager, respectively, of DDJ Overseas Corp., 433,750 Shares, or approximately 8.46% of the outstanding Shares of the Company. The Copernicus Fund, L.P. owns, and DDJ Copernicus, LLC and DDJ Copernicus Management, LLC beneficially own, as general partner and investment manager, respectively, of The Copernicus Fund, L.P., 31,250 Shares, or approximately 0.61% of the outstanding Shares of the Company. DDJ, as administrator to the other DDJ Affiliates, may be deemed to beneficially own 465,000 Shares, or approximately 9.07% of the outstanding Shares of the Company. DDJ disclaims any such beneficial ownership. None of the DDJ Affiliates and, to the best knowledge of the DDJ Affiliates, none of the persons named in Schedule A, beneficially own any other Shares.

        (b) Each of the aforementioned entities has sole power to vote and to dispose of the Shares so indicated.

                                  SCHEDULE 13D

CUSIP No.  488878307                                        Page 11 of 12 Pages
- - -------------------------------------------------------------------------------

        (c) Except as set forth in Item 3, none of the DDJ Affiliates, and, to the best knowledge of the DDJ Affiliates, none of the persons named in Schedule A hereto have effected any transaction in the Shares during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships
        With Respect to Securities of the Issuer.

        None of the DDJ Affiliates and, to the best knowledge of the DDJ Affiliates, none of the persons named in Schedule A hereto have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company, including respecting voting or transfer of Company securities or joint venture, finder's fee or the like.

Item 7.  Material to be Filed as Exhibits.

        Not Applicable.

                                  SCHEDULE 13D

CUSIP No.  488878307                                        Page 12 of 12 Pages
- - -------------------------------------------------------------------------------


                                    Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   DDJ CAPITAL MANAGEMENT, LLC


                                   BY:   /s/ Judy K. Mencher*
                                        --------------------------------------
                                        Judy K. Mencher
                                        *Principal of DDJ Capital  Management,
                                        LLC,  DDJ  Galileo,  LLC,  DDJ Galileo
                                        Management,    LLC,   DDJ   Copernicus
                                        Management,  LLC,  and Vice  President
                                        of DDJ Overseas Corp.



Date:  July 8, 1996

                                   SCHEDULE A
                                 --------------

        The name and present principal occupation or employment of each executive officer and member of DDJ Capital Management, LLC and each of the DDJ Affiliates are set forth below. The business address of each person is 141 Linden Street, Suite 4, Wellesley, MA 02181 and the address of the corporation or organization in which such employment is conducted is the same as each person's business address. All of the persons listed below are U.S. citizens.

                                         PRINCIPAL OCCUPATION
                NAME                         OR EMPLOYMENT
                ----                         -------------
           Daniel G. Harmetz               Principal of DDJ Capital
                                           Management, LLC, DDJ Galileo, LLC,
                                           DDJ Galileo Management, LLC, and DDJ
                                           Copernicus Management, LLC

           David J. Breazzano              Principal of DDJ Capital
                                           Management, LLC, DDJ Galileo, LLC,
                                           DDJ Galileo Management, LLC, and DDJ
                                           Copernicus Management, LLC

           Judy K. Mencher                 Principal of DDJ Capital
                                           Management, LLC, DDJ Galileo, LLC,
                                           DDJ Galileo Management, LLC, DDJ
                                           Copernicus Management, LLC and Vice
                                           President of DDJ Overseas Corp.

                                   SCHEDULE B
                                   ----------

Kenetech Corporation

        Set forth below is an itemization of all purchases and sales of Shares since June 20, 1996. The transactions were made for cash in open market transactions.


                         TYPE
                       (Purchase                               AGGREGATE
  DATE                  or Sale )           SHARES               PRICE
  ----                ----------            ------            -----------

 6/20/96               Purchase             20,000             $12,188.00
 6/24/96               Purchase              8,750               5,956.13
 6/24/96               Purchase             26,250              17,868.38
 6/25/96               Purchase             12,500               8,672.50
 6/25/96               Purchase             37,500              26,017.50
 6/26/96               Purchase            350,000             210,000.00
 6/28/96               Purchase             10,000               8,012.50